Amendment


SEC MAIL PROCESSING
RECEIVED
APR 2 8 2005
WASH, D.C.
202
SECTION



UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 205

05042050

APPROVAL
ıer: 3235-0123
~~pires ... 1998~~
ıverage burden
.esponse . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III (A)

SEC FILE NUMBER
8-65273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1.01.04 (MM/DD/YY) AND ENDING 12.31.04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boomerang Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 B Rowayton Ave
(No. and Street)

Rowayton (City) CT (State) 06853-1405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donough McDonough 203-855-1723
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 0 5 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flamm, Gary M CPA
(Name — *if individual, state last, first, middle name*)

1109 Lawrence Road (Address) N. Bellmore (City) NY (State) 11710 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONOUGH McDONOUGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOOMERANG CAPITAL LLC, as of DEC 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GURDEEP CHEEMA
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2007

Notary Public

Signature

MD
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
APR 2 8 2005
WASH, D.C.
202
SECTION

BOOMERANG CAPITAL LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

Independent Auditor's Report

To the Members of Boomerang Capital LLC:

I have audited the accompanying balance sheet of Boomerang Capital LLC (a Connecticut limited liability company) as of December 31, 2004, and the related statements of income and members' capital and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boomerang Capital LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Respectfully submitted,



Gary M. Flaum, CPA

February 13, 2005
North Bellmore, N.Y.

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

BOOMERANG CAPITAL LLC
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 82,750
Total Current Assets	82,750
Property - at cost	
Office furnishings and equipment	83,198
Less: Accumulated Depreciation	59,635
Property - net	23,563
Other assets	
Security deposit (Note 2)	10,000
Assets	$ 116,313

LIABILITIES and MEMBERS' CAPITAL

Current Liabilities	
Accrued expenses	$ 28,008
Total liabilities	28,008
Members' Capital	88,305
Liabilities and Members' Capital	$ 116,313

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
STATEMENT OF INCOME AND MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue		
Consulting fees		$ 1,914,618
Total revenue		1,914,618
Expenses		
Salaries-office	217,839	
Employee benefits	41,307	
Payroll taxes	16,937	
Payroll service expense	2,466	
Rent	50,275	
Legal fees	7,057	
Professional fees	8,200	
Insurance	576	
Consultants	1,665	
Continuing education	1,795	
Contributions	1,300	
Office	44,684	
Newsletters and journals	259	
Filing fees	4,416	
Printing and stationery	10,110	
Web-site expenses	1,608	
Telephone	9,484	
Travel & entertainment	143,918	
Auto	31,013	
Other taxes	818	
Depreciation	36,257	
Total expenses		631,984
Net income for the year		1,282,634
Members' Capital-Beginning of the year		56,133
Members' Capital Contributed during the year		-0-
Members' Capital Withdrawn during the year		-1,250,462
Members' Capital-End of year		$ 88,305

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income		$1,282,634
Adjustments to reconcile net cash provided by operating activities:		
Provision for depreciation		36,257
		1,318,891
Increase in accrued expenses		23,663
Operating cash flow:		1,342,554
Cash flows from -used by investing activities:		
Additions to property and equipment	-24,523	
Investing cash flow:		- 24,523
Cash flows from financing activities		
Capital contributions	-0-	
Member withdrawals	-1,250,462	
Financing cash flow:		-1,250,462
Net increase in Cash and Cash equivalents		67,569
Cash and Cash equivalents, Beginning of year		15,181
Cash and Cash equivalents, End of year		$ 82,750
Cash paid during the year		
Income Taxes		-0-
Interest		-0-

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Members' capital at December 31, 2004		$88,305
Less: Non-allowable assets:		
Property-net	23,563	
Security deposit	10,000	-33,563
Members' Net Capital at December 31, 2004		$ 54,742

BOOMERANG CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Members' capital at January 1, 2004	$ 56,133
Net income for the year ended December 31, 2004	1,282,634
Net members' capital withdrawals	- 1,250,462
Net members' capital contributions	-0-
Members' capital at December 31, 2004	$ 88,305

See accountant's audit report and notes to financial statements

Independent Auditor's Report on Compliance and Internal Control over Financial Reporting in Accordance with SEC Standards

To the Members of Boomerang Capital LLC;

Compliance

As part of obtaining reasonable assurance about whether Boomerang Capital LLC financial statements are free of material misstatement, I performed tests of it's compliance with certain provisions of laws and regulations, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. The results of my tests disclosed no instances of noncompliance that are required to be reported under SEC Standards.

Internal Control Over Financial Reporting

In planning and performing my audit, I considered Boomerang Capital LLC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition I which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control over financial reporting and it's operation that I consider to be material weaknesses. There are no prior year reportable conditions,

Respectfully submitted,



Gary M. Flaum, CPA

February 13, 2005
North Bellmore, New York

BOOMERANG CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1: ORGANIZATION

Boomerang Capital LLC, a Connecticut limited liability company (the Company) was formed on September 10, 2001. The Company is a hedge fund placement firm that provides the hedge fund manager with valuable marketing capabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Institute considers all highly liquid debt instruments such as money market accounts to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. They are being depreciated over their estimated useful lives using the straight-line method or Internal Revenue Code methods when applicable.

Basis of accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred

Income taxes
No provision is made for income taxes as any income or loss that is includable in the income tax returns of the members. Accordingly, there is no liability for income taxes in the accompanying financial statements. A franchise fee, based on revenue, is paid to the State of Connecticut.

BOOMERANG CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 2: LEASE COMMITMENTS

The Company leases office facilities for a term of three years beginning September 1,2003 and ending September 1, 2006. Monthly rents are $3,750 and future minimum lease payments are as follows:

Lease term	Annual rent
1/1/05-12/31/05	$ 45,000.
1/1/06-12/31/06	30,000.
	$ 75,000.

The value of the security deposit with the landlord at December 31, 2004 is $10,000.

NOTE 3: There are no liabilities subordinated to any creditors.

NOTE 4: There is no information pertaining to Boomerang Capital LLC regarding the possession, control or reserve requirements under rule 15C3-3 and therefore is not applicable to Boomerang Capital LLC as they do not trade in securities.

BOOMERANG CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 2: LEASE COMMITMENTS

The Company leases office facilities for a term of three years beginning September 1,2003 and ending September 1, 2006. Monthly rents are $3,750 and future minimum lease payments are as follows:

Lease term	Annual rent
1/1/05-12/31/05	$ 45,000.
1/1/06-12/31/06	30,000.
	$ 75,000.

The value of the security deposit with the landlord at December 31, 2004 is $10,000.

NOTE 3: There are no liabilities subordinated to any creditors.

NOTE 4: There is no information pertaining to Boomerang Capital LLC regarding the possession, control or reserve requirements under rule 15C3-3 and therefore is not applicable to Boomerang Capital LLC as they do not trade in securities.